UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Ness Technologies, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

64104X 10 8

(CUSIP Number)

Ajit Bhushan

Citi Venture Capital International

8th Floor

33 Cavendish Square

London, W1G OPW

United Kingdom

Telephone: +44(0) 207-508-1330

Copy to:

Ali Levine Karshan

Citigroup, Inc.

125 Broad Street, 7th Floor

New York, NY 10004

Telephone: (212) 291-2933

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 17, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64104X 10 8
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CVCIGP II Jersey Investment L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,657,667
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,657,667
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,657,667
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5% (see Item 5)
14	TYPE OF REPORTING PERSON PN

2

CUSIP No. 64104X 10 8
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Citigroup Venture Capital International Investment G.P. Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey Island
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,657,667
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,657,667
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,657,667
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5% (see Item 5)
14	TYPE OF REPORTING PERSON OO

3

CUSIP No. 64104X 10 8
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Citigroup Venture Capital International Delaware Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,657,667
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,657,667
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,657,667
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5% (see Item 5)
14	TYPE OF REPORTING PERSON CO

4

CUSIP No. 64104X 10 8
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Citicorp International Finance Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,657,667
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,657,667
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,657,667
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5% (see Item 5)
14	TYPE OF REPORTING PERSON CO

5

CUSIP No. 64104X 10 8
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Citicorp Banking Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,657,667
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,657,667
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,657,667
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5% (see Item 5)
14	TYPE OF REPORTING PERSON CO

6

CUSIP No. 64104X 10 8
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Citigroup Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,658,332*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,658,332*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,658,332*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5% (see Item 5)
14	TYPE OF REPORTING PERSON HC

* Includes 665 shares of common stock directly owned by a subsidiary of Citigroup Inc.

7

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the statement on Schedule 13D originally filed on April 28, 2008, as amended by Amendment No. 1, filed on September 11, 2009 (as so amended, the “Schedule 13D” and, as further amended by this Amendment No. 2, the “Statement”), with respect to the shares (the “Shares”) of common stock, $0.01 par value (“Common Stock”), of Ness Technologies, Inc., a Delaware corporation (“Ness”). The principal executive office of Ness is located at Atidium High-Tech Industrial Park Building 4, Tel Aviv 61580, Israel. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 4.	Purpose of the Transaction.

The response set forth in Item 4 of the Schedule 13D is hereby amended by adding the following before the last paragraph of Item 4:

In connection with Mr. Bhushan’s appointment to the Board, on September 17, 2009, the Board approved a waiver of any interest or expectancy Ness would otherwise have in any corporate opportunity from Citi Venture Capital International and its affiliates, representatives, related funds and portfolio companies (including the Reporting Persons), unless the opportunity is presented to any such person in writing solely in his or her capacity as a director or officer of Ness.

8

Item 5.	Interest in Securities of the Issuer

The response set forth in Item 5 of the Schedule 13D is hereby amended by deleting the previous response in its entirety and replacing it with the following:

	(a)	As of September 18, 2009, the Reporting Persons may be deemed to beneficially own an aggregate of 3,657,667 Shares.

These Shares are owned directly by CVCIGP II Jersey, and indirectly by CVCI GP (as general partner of CVCIGP II), CVCID (through its ownership of CVCI GP), CIFC (through its ownership of CVCID), CBC (through its ownership of CIFC) and Citigroup (through its ownership of CBC).

Accordingly, the Reporting Persons may be deemed to beneficially own 9.5% of the outstanding Shares, which has been calculated based on 38,451,090 Shares outstanding as of July 31, 2009, as reported in Ness’s Form 10-Q, for the quarterly period ended June 30, 2009, filed with the Securities and Exchange Commission on August 6, 2009.

Citigroup also beneficially owns 665 Shares directly owned by another subsidiary of Citigroup. Each of CVCIGP II Jersey, CVCI GP, CVCID, CIFC and CBC disclaims beneficial ownership of the Shares owned by such other subsidiary of Citigroup.

	(b)	The responses to Items (7) through (10) on the cover pages of this Statement are incorporated herein by reference.

(c)

Schedule C sets forth the transactions in the Shares which, to the best knowledge of the Reporting Persons, have been effected by the Reporting Persons and their subsidiaries during the period commencing 60 days prior to the date of the event requiring the filing of this Schedule 13D and ending on the date hereof (excluding the transactions that may have been effected for managed accounts with funds provided by third party customers).

Except as specifically set forth in this Statement, to the knowledge of the Reporting Persons, neither the Reporting Persons nor any person named on Schedule A has effected any transaction in the Common Stock during the past 60 days (excluding transactions that may have been effected for managed accounts with funds provided by third party customers).

	(d)	Not applicable.

	(e)	Not applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 21, 2009

CVCIGP II JERSEY INVESTMENT L.P.

By: Citigroup Venture Capital International Investment G.P. Limited, as General Partner

By:  /s/ Michael Robinson

Name: Michael Robinson

Title: Alternate Director

CITIGROUP VENTURE CAPITAL INTERNATIONAL INVESTMENT G.P. LIMITED

By:  /s/ Michael Robinson

Name: Michael Robinson

Title: Alternate Director

CITIGROUP VENTURE CAPITAL INTERNATIONAL DELAWARE CORPORATION

By:  /s/ Alfred Rodrigues

Name: Alfred Rodrigues

Title: Director

CITICORP INTERNATIONAL FINANCE CORPORATION

By:  /s/ William H. Wolf

Name: William H. Wolf

Title: Vice President

CITICORP BANKING CORPORATION

By:  /s/ William H. Wolf

Name: William H. Wolf

Title: Senior Vice President

CITIGROUP INC.

By:  /s/ Julie A. Bell Lindsay

Name: Julie A. Bell Lindsay

Title: Assistant Secretary

ASSISTANT SECRETARY’S CERTIFICATE

I, PAULA F. JONES, Assistant Secretary of Citigroup Inc. (“Citigroup”), DO HEREBY CERTIFY that JULIE A. BELL LINDSAY is an Assistant Secretary of Citigroup, duly appointed as such, effective February 5, 2009, and that such appointment has not been rescinded or revoked.

IN WITNESS WHEREOF, I have affixed my signature and the official seal of Citigroup Inc. this 21st day of September, 2009.

/s/ Paula F. Jones
Paula F. Jones
Assistant Secretary
Citigroup Inc.